FOR IMMEDIATE RELEASE

Tuesday, January 31, 2006

(No.2006-01-02)

CARMANAH GRANTS STOCK OPTIONS

Victoria, British Columbia, Canada – Tuesday, January 31, 2006 - Carmanah Technologies Corporation (“Carmanah”) (TSX Venture: CMH) is pleased to announce that the Company has granted 360,000 stock options to officers of the Company during the month of January.  A total of 300,000 stock options were granted at a price of $3.46 per share expiring on January 12, 2011 and 60,000 stock options were granted at a price of $3.80 per share expiring on January 31, 2011.  These options will vest over a period of 36 months and 24 months respectively.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney ”

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2004, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com